Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

25 February 2016

CONSOLIDATED RESULTS FOR THE YEAR TO DECEMBER 2015

RELX Group, the global professional information and analytics company, reports another year of underlying growth in revenue, operating profit and earnings in 2015.

Highlights

•	+3% underlying revenue growth; full year total £5,971m/€8,240m

•	+5% underlying adjusted operating profit growth; full year total £1,822m/€2,514m

•	Underlying revenue and adjusted operating profit growth across all four business areas

•	+8% adjusted EPS growth constant currency; +7% to 60.5p (56.3p); +20% to €0.835 (€0.698)

•	Reported EPS for RELX PLC 46.4p (43.0p); RELX NV €0.682 (€0.568)

•	Proposed full year dividend growth: +14% to 29.7p for RELX PLC; +5% to €0.403 for RELX NV

•	Strong financial position & cash flow; leverage 2.2x EBITDA, pension & lease adjusted (1.8x unadjusted)

•	£500m of share buybacks completed in 2015; announcing total of £700m for 2016

Commenting on the results, Anthony Habgood, Chairman, said:

“RELX Group continued to execute well on its financial and strategic priorities in 2015, and we are recommending a 14% increase in the full year dividend for RELX PLC and a 5% increase for RELX NV. During 2015 we implemented a number of measures that simplified our corporate structure and our share listings, increasing transparency for our shareholders.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in 2015, and continued to generate underlying operating profit growth ahead of revenue growth through continuous process innovation. Our financial position and cash flow profile remain strong.”

“Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. In 2015 we continued to support our organic strategy with a number of small acquisitions.”

“Trends in the early part of 2016 are consistent with 2015 across our business, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2016.”

RELX Group 2015 I Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £5,971m/€8,240m; underlying growth +3%: The underlying growth rate reflects continued good growth in electronic and face to face revenues (85% of the total), partially offset by continued print revenue declines.

Adjusted operating profit of £1,822m/€2,514m; underlying growth +5%: Growth expressed in sterling was +5%, and expressed in euros was +17%. The difference in growth rates reflects the sharp decline in the euro relative to sterling in 2015.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £1,497m (£1,402m) or €2,066m (€1,738m).

Interest and tax: Adjusted net interest expense was £153m (£147m) or €211m (€182m), with the £6m/€29m increase reflecting higher net borrowings and currency translation effects partly offset by a lower average interest rate. Adjusted tax was £388m (£374m) or €535m (€464m). The adjusted effective tax rate was 23.2%.

Adjusted EPS growth in constant currencies +8%: Adjusted EPS expressed in sterling was 60.5p (+7%), or €0.835 (+20%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in exchange rates.

Reported EPS: Reported EPS was 46.4p (43.0p) for RELX PLC and €0.682 (€0.568) for RELX NV.

Dividend: We are proposing a full year dividend increase of +14% to 29.7p for RELX PLC and +5% to €0.403 for RELX NV. Following the UK government announcement that dividend tax credits will be abolished, the 2015 final dividends have been equalised without any UK tax credit gross up (see page 26 for details), removing the one remaining difference between the economics of the two shares.

ROIC: Return on invested capital increased from 12.8% to 13.4% at constant currencies. At reported exchange rates, ROIC was 12.7%.

Net debt/EBITDA 2.2x on a pensions and lease adjusted basis (unadjusted 1.8x): Net debt was £3,782m/€5,144m on 31 December 2015. The adjusted cash flow conversion rate was 94% (96%), with capital expenditure as a percentage of revenues unchanged at 5%.

Portfolio development: We completed 19 small acquisitions of content, data and exhibition assets for a total consideration of £171m, and disposed of assets for £73m.

Share buybacks: In 2015 we deployed £500m on share buybacks. In 2016 we intend to deploy a total of £700m, of which £100m has already been completed.

Corporate structure simplification: In 2015 we implemented a simplification of our corporate structure, and have presented our 2015 full year results on a consolidated, rather than combined, basis. The move to consolidated accounts has no impact on any figures, except for a minor positive restatement of the reported EPS for RELX NV.

2016 OUTLOOK

Trends in the early part of 2016 are consistent with 2015 across our business, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2016.

RELX Group 2015 I Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£ Year ended 31 December			€ Year ended 31 December			Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	growth rates
Revenue	5,971	5,773	+3%	8,240	7,159	+15%	+3%

Adjusted operating profit	1,822	1,739	+5%	2,514	2,156	+17%	+5%
Adjusted operating margin	30.5%	30.1%		30.5%	30.1%

Reported operating profit	1,497	1,402	+7%	2,066	1,738	+19%

Adjusted net interest expense	(153)	(147)		(211)	(182)

Adjusted profit before tax	1,669	1,592	+5%	2,303	1,974	+17%

Adjusted tax	(388)	(374)		(535)	(464)
Non-controlling interests	(6)	(5)		(8)	(6)

Adjusted net profit	1,275	1,213	+5%	1,760	1,504	+17%

Reported net profit	1,008	955	+6%	1,391	1,184	+17%

Reported net margin	16.9%	16.5%		16.9%	16.5%

Adjusted earnings per share	60.5p	56.3p	+7%	€0.835	€0.698	+20%	+8%*

Net borrowings	3,782	3,550		5,144	4,579

PARENT COMPANIES		RELX PLC			RELX NV
Reported earnings per share	46.4p	43.0p	+8%	€0.682	€0.568	+20%
Ordinary dividend per share	29.7p	26.0p	+14%	€0.403	€0.383	+5%

*	Change at constant currencies

RELX Group uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. Constant currency growth rates are based on 2014 full year average and hedge exchange rates. RELX NV comparative earnings and dividends per share have been adjusted retrospectively to reflect the bonus issue of shares effective 30 June 2015, with reported earnings per share also adjusted for the presentation of consolidated financial information. See note 3 to the condensed consolidated financial information on page 24.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which RELX Group operates; demand for RELX Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting RELX Group’s intellectual property rights and other risks referenced from time to time in the filings of RELX Group with the US Securities and Exchange Commission.

RELX Group 2015 I Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£ Year ended 31 December			€ Year ended 31 December			Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	growth rates
REVENUE
Scientific, Technical & Medical	2,070	2,048	+1%	2,857	2,540	+12%	+2%
Risk & Business Analytics	1,601	1,439	+11%	2,209	1,784	+24%	+7%
Legal	1,443	1,396	+3%	1,991	1,731	+15%	+1%
Exhibitions	857	890	-4%	1,183	1,104	+7%	+5%

Total	5,971	5,773	+3%	8,240	7,159	+15%	+3%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	760	762	0%	1,049	945	+11%	+3%
Risk & Business Analytics	575	506	+14%	794	627	+27%	+7%
Legal	274	260	+5%	378	322	+17%	+7%
Exhibitions	217	217	0%	299	269	+11%	+2%
Unallocated items	(4)	(6)		(6)	(7)

Total	1,822	1,739	+5%	2,514	2,156	+17%	+5%

RELX Group 2015 I Results 5

Operating and financial review

Scientific, Technical & Medical

	£ Year ended 31 December			€ Year ended 31 December			Change at	Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	constant currencies	growth rates
Revenue	2,070	2,048	+1%	2,857	2,540	+12%	+2%	+2%

Adjusted operating profit	760	762	0%	1,049	945	+11%	+4%	+3%
Adjusted operating margin	36.7%	37.2%		36.7%	37.2%

76% of revenue electronic

Key business trends remained positive in 2015, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, driving margin expansion before currency effects. The reported margin was slightly lower, reflecting the adverse effects of exchange rate movements in the period.

In primary research, strong growth in usage and article submissions to subscription journals continued. In 2015 we launched a total of 73 new journals, bringing our total journal count to approximately 2,500, of which around 170 are stand-alone author pays open access journals.

We saw continued good growth in databases & tools, as well as in electronic reference and education products.

Print book declines continued in line with the prior year. Print pharma promotion revenue stabilised during the year.

2016 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2015 I Results 6

Operating and financial review

Risk & Business Analytics

	£			€
	Year ended 31 December			Year ended 31 December			Change at	Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	constant currencies	growth rates
Revenue	1,601	1,439	+11%	2,209	1,784	+24%	+6%	+7%

Adjusted operating profit	575	506	+14%	794	627	+27%	+7%	+7%
Adjusted operating margin	35.9%	35.2%		35.9%	35.2%

89% of revenue electronic

Underlying revenue growth accelerated in 2015, with strong growth across all key segments. Underlying profit growth matched underlying revenue growth.

Underlying revenue growth was +7%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes.

Underlying adjusted operating profit growth was +7%. The reported margin expansion reflected a small underlying improvement together with a benefit from currency effects.

The insurance segment continued to see strong growth, driven by volume growth in the US auto underwriting business, strong take up of new products and services across the insurance workflow, and expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, albeit from a small base.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The state & local and federal government segments achieved strong growth, and expansion in healthcare is progressing well.

Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

2016 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong. We expect underlying revenue and operating profit growth trends to continue.

RELX Group 2015 I Results 7

Operating and financial review

Legal

	£			€
	Year ended 31 December			Year ended 31 December			Change at	Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	constant currencies	growth rates
Revenue	1,443	1,396	+3%	1,991	1,731	+15%	+1%	+1%

Adjusted operating profit	274	260	+5%	378	322	+17%	+5%	+7%
Adjusted operating margin	19.0%	18.6%		19.0%	18.6%

79% of revenue electronic

Key trends were unchanged in 2015. Underlying revenue growth remained modest, with efficiency gains driving strong underlying operating profit growth and improved margins.

Underlying revenue growth was +1%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +7%. The margin increase of 40 basis points reflects organic process improvement, the ongoing decommissioning of systems, partially offset by small portfolio effects and currency movements.

Electronic revenues, which now account for 79% of the total, saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. In other international markets we continued to see good growth.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

In 2015 we continued to support underlying growth through a number of small acquisitions and disposal of some minor assets.

2016 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2015 I Results 8

Operating and financial review

Exhibitions

	£			€
	Year ended 31 December			Year ended 31 December			Change at	Underlying
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	constant currencies	growth rates
Revenue	857	890	-4%	1,183	1,104	+7%	+1%	+5%

Adjusted operating profit	217	217	0%	299	269	+11%	+5%	+2%
Adjusted operating margin	25.3%	24.4%		25.3%	24.4%

Underlying revenue growth rates exclude exhibition cycling effects

Exhibitions achieved strong underlying revenue growth in 2015, albeit slightly below the prior year, reflecting the macro economic environment.

Underlying revenue growth was +5%. After portfolio changes and five percentage points of cycling out effects, constant currency revenue growth was +1%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +2%. Margins were higher year on year, as total profit growth was slightly ahead of total revenue growth.

Growth in the US was strong, albeit slightly below prior year and growth in Europe was moderate, marginally ahead of prior year. Growth in Japan remained strong, driven by new launches and strong demand across our events.

China continued to see differentiated growth rates by industry sector. Revenues in Brazil reflected the general weakness of the wider economy. Most other markets continued to grow strongly.

We continued to pursue growth opportunities and launched 44 new events and completed 10 small acquisitions, primarily in high growth geographies and sectors.

2016 outlook: We expect the 2015 underlying growth trends to continue. In 2016 we expect cycling in effects to increase the reported revenue growth rate by around 3 percentage points.

RELX Group 2015 I Results 9

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£
	Year ended 31 December
	2015 £m	2014 £m	Change	Underlying growth rates
Adjusted figures
Revenue	5,971	5,773	+3%	+3%
Operating profit	1,822	1,739	+5%	+5%
Operating margin	30.5%	30.1%
Profit before tax	1,669	1,592	+5%
Net profit	1,275	1,213	+5%
Net margin	21.4%	21.0%

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. Constant currency growth rates are based on 2014 full year average and hedge exchange rates.

Revenue

Growth of underlying revenue was +3%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face to face revenues, partially offset by continued print revenue declines. Exhibition cycling effects reduced the Group’s revenue growth by -1%. Acquisitions contributed +2% to revenue growth, offset by disposals which reduced revenue growth by -2%. The impact of currency movements was to increase revenue by +1%, principally due to the strengthening of the US dollar, on average, against sterling during 2015, partly offset by the decline in value of the euro. Reported revenue, including the effects of exhibition cycling, acquisitions and disposals and currency movements, was £5,971m (2014: £5,773m), up +3%.

Profit

Underlying adjusted operating profit grew ahead of revenue at +5%, reflecting the benefit of tight cost control across the Group. Acquisitions and disposals had no net impact on adjusted operating profit. Currency effects reduced adjusted operating profit by less than -1%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,822m (2014: £1,739m), up +5%.

Underlying operating costs were up +1%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by +3%.

In November 2015, the Netherlands pension scheme, together with all associated assets and liabilities, was transferred into an industry-wide collective scheme. This collective scheme is a defined contribution pension plan, with no deficit or surplus recognised on the balance sheet. The transfer of the scheme, and other smaller changes to the terms of the UK defined benefit pension plan, resulted in settlement and past service credits of £61m recognised within adjusted operating profit. This gain was largely offset by a one-off sales tax charge in the US and other costs relating to business reorganisation.

RELX Group 2015 I Results 10

Operating and financial review

The overall adjusted operating margin of 30.5% was 0.4 percentage points higher than in the prior year. On an underlying basis, the margin improved by 0.9 percentage points, offset by a 0.5 percentage point decrease from currency effects. Portfolio effects had no net impact on the operating margin.

Interest expense, excluding the net pension financing charge, was £153m (2014: £147m). The increase primarily reflects higher net borrowings and currency translation effects partly offset by a lower average interest rate.

Adjusted profit before tax was £1,669m (2014: £1,592m), up +5%.

The adjusted effective tax rate on adjusted profit before tax was 23.2%, slightly lower than the prior year rate of 23.5%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. The adjusted effective tax rate has been relatively stable over the past five years and is expected to remain around the 2015 rate. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures. The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The adjusted net profit attributable to shareholders of £1,275m (2014: £1,213m) was up +5%. Adjusted earnings per share were up +7% at 60.5p (2014: 56.3p) when expressed in sterling and up +20% at €0.835 (2014: €0.698) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by +8%.

Cash flows

	£
	Year ended 31 December
	2015 £m	2014 £m
Adjusted cash flow conversion
Adjusted operating profit	1,822	1,739
Capital expenditure	(307)	(270)
Depreciation and amortisation of internally developed intangible assets	228	237
Working capital and other items	(31)	(44)

Adjusted cash flow	1,712	1,662

Cash flow conversion	94%	96%

Adjusted cash flow was £1,712m (2014: £1,662m), up +3% compared with the prior year and at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 94% (2014: 96%).

Capital expenditure was £307m (2014: £270m), including £242m (2014: £203m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Depreciation and the amortisation of internally developed intangible assets was £228m (2014: £237m). Capital expenditure was 5.1% of revenue (2014: 4.7%). Depreciation and amortisation was 3.8% of revenue (2014: 4.1%).

Tax paid, excluding tax relief on acquisition-related costs and on disposals, of £364m (2014: £363m) was in line with the prior year. Interest paid was £132m (2014: £126m).

Payments made in respect of acquisition-related costs amounted to £45m (2014: £27m).

RELX Group 2015 I Results 11

Operating and financial review

	£
	Year ended 31 December
	2015 £m	2014 £m
Free cash flow
Adjusted cash flow	1,712	1,662
Cash interest paid	(132)	(126)
Cash tax paid	(364)	(363)
Acquisition-related costs*	(30)	(17)

Free cash flow before dividends	1,186	1,156
Dividends	(583)	(565)

Free cash flow after dividends	603	591

*	including cash tax relief.

Free cash flow before dividends was £1,186m (2014: £1,156m). Ordinary dividends paid to shareholders in the year, being the 2014 final and 2015 interim dividends, amounted to £583m (2014: £565m). Free cash flow after dividends was £603m (2014: £591m).

Total consideration on acquisitions completed in the year was £171m (2014: £385m). Cash spent on acquisitions was £207m (2014: £437m), including deferred consideration of £25m (2014: £34m) on past acquisitions and spend on venture capital investments of £16m (2014: £6m). No cash was spent on the acquisition of non-controlling interests during the year (2014: £15m), and there were no borrowings in acquired businesses (2014: £20m).

Total consideration for the disposal of non-strategic assets in 2015 was £73m (2014: £74m) including £1m (2014: £10m) in respect of freehold properties. Net cash received after timing differences and separation and transaction costs was £34m (2014: £53m). Net tax recovered in respect of disposals was £6m (2014: £5m).

Share repurchases by the parent companies in 2015 were £500m (2014: £600m), with a further £100m repurchased in 2016 as at 24 February. In addition, the Employee Benefit Trust purchased shares of the parent companies to meet future obligations in respect of share based remuneration totalling £23m (2014: £39m). Proceeds from the exercise of share options were £24m (2014: £45m).

	£
	Year ended 31 December
	2015 £m	2014 £m
Reconciliation of net debt year-on-year
Net debt at 1 January	(3,550)	(3,072)

Free cash flow post dividends	603	591
Net disposal proceeds	34	53
Acquisition cash spend	(207)	(437)
Share repurchases	(500)	(600)
Purchase of shares by the Employee Benefit Trust	(23)	(39)
Other*	(20)	33
Currency translation	(119)	(79)

Movement in net debt	(232)	(478)

Net debt at 31 December	(3,782)	(3,550)

*	cash tax relief on disposals, distributions to non-controlling interests, pension deficit payments, finance leases and share option exercise proceeds.

RELX Group 2015 I Results 12

Operating and financial review

Debt

Net borrowings at 31 December 2015 were £3,782m, an increase of £232m since 31 December 2014. The majority of our borrowings are denominated in US dollars and the weakening of sterling against the dollar during 2015 resulted in higher net borrowings when translated in sterling. Excluding currency translation effects, net borrowings increased by £113m. Expressed in US dollars, net borrowings at 31 December 2015 were $5,573m, an increase of $41m.

Gross borrowings at 31 December 2015 amounted to £3,902m (2014: £3,825m). The fair value of related derivative liabilities was £2m (2014: £1m). Cash and cash equivalents totalled £122m (2014: £276m). In aggregate, these give the net borrowings figure of £3,782m (2014: £3,550m).

The effective interest rate on gross borrowings was 3.8% in 2015, down from 4.2% in the prior year. As at 31 December 2015, gross borrowings had a weighted average life remaining of 4.7 years and a total of 50% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.8x (2014: 1.7x). Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.2x (2014: 2.3x).

Liquidity

In June 2015, the second and final one-year extension option was exercised on the $2.0bn committed bank facility, taking the maturity to July 2020. This back-up facility provides security of funding for short-term debt. At 31 December 2015, this facility was undrawn.

In May 2015, €600m of euro denominated fixed rate term debt with a coupon of 1.30% and a maturity of ten years was issued and swapped into $669m of floating rate US dollar debt on issue.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Invested capital and returns

Net pension obligations, i.e. pension obligations less pension assets, decreased to £384m (2014: £632m). There was a deficit of £189m (2014: £439m) in respect of funded schemes, which were on average 95% funded at the end of the year on an IFRS basis. The lower deficit reflects the transfer of the scheme in the Netherlands to an industry-wide collective scheme and actuarial gains in the UK reflecting scheme experience.

RELX Group 2015 I Results 13

Operating and financial review

The post-tax return on average invested capital in the year was 12.7% (2014: 12.8%).

	£
	As at 31 December
	2015 £m	2014 £m
Adjusted operating profit	1,822	1,739
Tax at effective rate	(424)	(409)
Effective tax rate	23.2%	23.5%
Adjusted operating profit after tax	1,398	1,330
Average invested capital*	10,995	10,393
Return on invested capital	12.7%	12.8%

*	Average of invested capital at the beginning and the end of the year, retranslated at 2015 average exchange rates. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation, impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax liabilities.

As a significant proportion of our goodwill and intangible assets are held in US dollars, the strengthening of the dollar compared to the prior year has reduced the return on average invested capital. Excluding currency effects, return on invested capital would have increased to 13.4%.

FINANCIAL REVIEW: REPORTED FIGURES

	£
	Year ended 31 December
	2015 £m	2014 £m	Change
Reported figures
Revenue	5,971	5,773	+3%
Operating profit	1,497	1,402	+7%
Profit before tax	1,312	1,229	+7%
Net profit	1,008	955	+6%
Net margin	16.9%	16.5%

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £1,497m (2014: £1,402m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £296m (2014: £286m), primarily reflecting currency effects, partially offset by certain assets becoming fully amortised. Acquisition-related costs were £35m (2014: £30m).

Reported net finance costs of £174m (2014: £162m) include a charge of £21m (2014: £15m) in respect of the defined benefit pension schemes. Net pre-tax disposal losses were £11m (2014: £11m) arising largely from the sale of certain Legal and Risk & Business Analytics businesses. These losses are offset by an associated tax credit of £13m (2014: £3m).

The reported profit before tax was £1,312m (2014: £1,229m). The reported tax charge was £298m (2014: £269m). The reported net profit attributable to the parent companies’ shareholders was £1,008m (2014: £955m).

RELX Group 2015 I Results 14

Operating and financial review

Reported earnings per share and dividends

The reported earnings per share for RELX PLC was up 8% at 46.4p (2014: 43.0p) and for RELX NV was up 20% at €0.682 (2014: €0.568).

The final dividends proposed by the respective Boards are 22.3p per share for RELX PLC and €0.288 per share for RELX NV, +17% and +1% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 29.7p (2014: 26.0p) and €0.403 (2014: €0.383). The difference in growth rates in the final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates. The final dividend has also been impacted by changes in UK tax legislation, as outlined below.

Until the end of 2015 the equalisation of dividends between RELX PLC and RELX NV took into account the prevailing tax credit that was available to certain UK tax payers at that time. The tax credit was also taken into account in the determination of reported earnings per share. The UK government has announced that dividend tax credits will be abolished with effect from 6 April 2016, impacting dividends paid after this date. As a result of the abolition of this credit, from 2016 reported earnings per share will have the same value for each RELX PLC and RELX NV share.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0x (2014: 2.2x) for RELX PLC and 2.1x (2014: 1.8x) for RELX NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2015 I Results 15

Operating and financial review

PRINCIPAL RISKS

The principal risks facing RELX Group arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

The principal risks and uncertainties that have been identified are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and levels of government funding.

•	Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

•	Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•	Our businesses operate in highly competitive markets, which continue to evolve in response to technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•	Our businesses maintain databases and information that are accessed online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss, litigation and increased regulation.

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

RELX Group 2015 I Results 16

Operating and financial review

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high-quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the US. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. Adverse changes to, inter alia, asset values, discount rates or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our profits are subject to taxation in many differing jurisdictions and at differing tax rates. In October 2015 the Organisation for Economic Co-operation and Development (OECD) issued its reports on Base Erosion and Profit Shifting, which suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and this could adversely affect our reported results.

•	The RELX Group consolidated financial statements are expressed in sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues in a range of other currencies including the Euro and the Yen which could be affected by fluctuations in these exchange rates. Macro economic, political and market conditions may also adversely affect the availability of short and long-term funding, volatility of interest rates, currency exchange rates and inflation. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•	As a world-leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2015 I Results 17

Condensed consolidated financial information

Condensed consolidated income statement

For the year ended 31 December

			£
	Note	2015 £m	2014 £m
Revenue	2	5,971	5,773
Cost of sales		(2,129)	(2,006)

Gross profit		3,842	3,767
Selling and distribution costs		(965)	(934)
Administration and other expenses		(1,444)	(1,467)
Share of results of joint ventures		64	36

Operating profit		1,497	1,402

Finance income		3	7
Finance costs		(177)	(169)

Net finance costs		(174)	(162)

Disposals and other non-operating items		(11)	(11)

Profit before tax		1,312	1,229
Current tax		(370)	(357)
Deferred tax		72	88

Tax expense		(298)	(269)

Net profit for the period		1,014	960

Attributable to:
Parent companies’ shareholders		1,008	955
Non-controlling interests		6	5

Net profit for the period		1,014	960

			£
		2015	2014
Earnings per share
Basic earnings per share
RELX PLC	3	46.4p	43.0p
RELX NV	3	49.4p	45.8p

Diluted earnings per share
RELX PLC	3	46.0p	42.5p
RELX NV	3	48.9p	45.3p

Summary financial information is presented in euros and US dollars on page 31 and 32 respectively.

RELX Group 2015 I Results 18

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

For the year ended 31 December

			£
	Note	2015 £m	2014 £m
Net profit for the period		1,014	960

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension schemes	6	157	(266)
Tax on items that will not be reclassified to profit or loss		(34)	63

Total items that will not be reclassified to profit or loss		123	(203)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		99	137
Fair value movements on cash flow hedges		(104)	(81)
Transfer to net profit from cash flow hedge reserve		29	19
Tax on items that may be reclassified to profit or loss		18	13

Total items that may be reclassified to profit or loss		42	88

Other comprehensive income/(loss) for the period		165	(115)

Total comprehensive income for the period		1,179	845

Attributable to:
Parent companies’ shareholders		1,173	840
Non-controlling interest		6	5

Total comprehensive income for the period		1,179	845

RELX Group 2015 I Results 19

Condensed consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December

			£
	Note	2015 £m	2014 £m
Cash flows from operating activities
Cash generated from operations	5	1,882	1,851
Interest paid		(140)	(139)
Interest received		8	13
Tax paid (net)		(343)	(348)

Net cash from operating activities		1,407	1,377

Cash flows from investing activities
Acquisitions		(191)	(396)
Purchases of property, plant and equipment		(65)	(67)
Expenditure on internally developed intangible assets		(242)	(203)
Purchase of investments		(16)	(6)
Proceeds from disposals of property, plant and equipment		1	10
Gross proceeds from business disposals		75	78
Payments on business disposals		(41)	(25)
Dividends received from joint ventures		57	44

Net cash used in investing activities		(422)	(565)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(583)	(565)
Distributions to non-controlling interests		(8)	(7)
(Decrease)/increase in short-term bank loans, overdrafts and commercial paper		(339)	232
Issuance of term debt		500	589
Repayment of term debt		(186)	(300)
Repayment of finance leases		(9)	(10)
Acquisition of non-controlling interest		—	(15)
Repurchase of ordinary shares		(500)	(600)
Purchase of shares by the Employee Benefit Trust		(23)	(39)
Proceeds on issue of ordinary shares		24	45

Net cash used in financing activities		(1,124)	(670)

(Decrease)/increase in cash and cash equivalents	5	(139)	142

Movement in cash and cash equivalents
At start of period		276	132
(Decrease)/increase in cash and cash equivalents		(139)	142
Exchange translation differences		(15)	2

At end of period		122	276

RELX Group 2015 I Results 20

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December

			£
	Note	2015 £m	2014 £m
Non-current assets
Goodwill		5,231	4,981
Intangible assets		3,156	3,164
Investments in joint ventures		101	125
Other investments		141	112
Property, plant and equipment		229	227
Deferred tax assets		349	464
Derivative financial instruments		51	78

		9,258	9,151

Current assets
Inventories and pre-publication costs		158	142
Trade and other receivables		1,601	1,487
Derivative financial instruments		31	31
Cash and cash equivalents		122	276

		1,912	1,936

Assets held for sale		15	—

Total assets		11,185	11,087

Current liabilities
Trade and other payables		2,901	2,636
Derivative financial instruments		49	23
Borrowings		624	676
Taxation		581	582
Provisions	7	21	19

		4,176	3,936

Non-current liabilities
Derivative financial instruments		60	71
Borrowings		3,278	3,149
Deferred tax liabilities		1,000	1,056
Net pension obligations		384	632
Provisions	7	100	104

		4,822	5,012

Liabilities associated with assets held for sale		9	2

Total liabilities		9,007	8,950

Net assets		2,178	2,137

Capital and reserves
Share capital	8	224	212
Share premium	8	2,748	2,820
Shares held in treasury	8	(1,393)	(1,107)
Translation reserve		224	74
Other reserves		341	107

Shareholders’ equity		2,144	2,106
Non-controlling interests		34	31

Total equity		2,178	2,137

Approved by the Boards of RELX PLC and RELX NV, 24 February 2016.

RELX Group 2015 I Results 21

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

		£
		Shareholders’ equity
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2014		224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the year		—	—	—	137	703	840	5	845
Dividends paid	4	—	—	—	—	(565)	(565)	(7)	(572)
Issue of ordinary shares, net of expenses		2	43	—	—	—	45	—	45
Repurchase of ordinary shares		—	—	(639)	—	—	(639)	—	(639)
Cancellation of shares		(11)	—	930	—	(919)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	48	48	—	48
Settlement of share awards		—	—	27	—	(27)	—	—	—
Acquisitions		—	—	—	—	—	—	1	1
Acquisition of non-controlling interest		—	—	—	—	(13)	(13)	(2)	(15)
Exchange differences on translation of capital and reserves		(3)	(110)	39	74	—	—	1	1

Balance at 1 January 2015		212	2,820	(1,107)	74	107	2,106	31	2,137
Total comprehensive income for the period		—	—	—	99	1,074	1,173	6	1,179
Dividends paid	4	—	—	—	—	(583)	(583)	(8)	(591)
Issue of ordinary shares, net of expenses		—	24	—	—	—	24	—	24
Repurchase of ordinary shares		—	—	(623)	—	—	(623)	—	(623)
Cancellation of shares		(4)	—	269	—	(265)	—	—	—
Bonus issue of ordinary shares		18	(18)	—	—	—	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	47	47	—	47
Settlement of share awards		—	—	49	—	(49)	—	—	—
Acquisitions		—	—	—	—	—	—	4	4
Exchange differences on translation of capital and reserves		(2)	(78)	19	51	10	—	1	1

Balance at 31 December 2015		224	2,748	(1,393)	224	341	2,144	34	2,178

RELX Group 2015 I Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and New York, and RELX NV’s ordinary shares are listed in Amsterdam and New York. RELX PLC and RELX NV jointly own RELX Group plc, which, with effect from February 2015, holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. With effect from 30 June 2015, following a bonus issue of RELX NV ordinary shares, one RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Group Annual Reports and Financial Statements 2015, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The condensed consolidated financial information for the year ended 31 December 2014 is unchanged from the combined financial information previously reported, except for changes to the calculation of earnings per share (“EPS”), as set out in note 3 on page 24 of this press release.

The condensed consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies applied in preparing the condensed consolidated financial information are unchanged from the accounting policies applied in preparing the combined financial statements in the 2014 RELX Group Annual Report, with the exception of changes to the calculation of EPS which is set out in note 3 on page 24 of this document. The accounting policies are set out on pages 96 to 101 of the RELX Group Annual Reports and Financial Statements 2014. Accounting policies and valuation techniques applied relating to fair value measurement are described on pages 99 and 100 of the RELX Group Annual Reports and Financial Statements 2014. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2015.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS39 – Financial Instruments: Recognition and Measurement for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements.

IFRS15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance. Management is in the process of assessing the impact of this new standard.

RELX Group 2015 I Results 23

Notes to the condensed consolidated financial information

1	Basis of preparation (continued)

IFRS16 – Leases (effective for the 2019 financial year). The standard replaces the existing leasing standard, IAS17 – Leases. The new standard eliminates the distinction between operating and finance leases and requires lessees to recognise all leases, with a term of greater than 12 months, in the statement of financial position. Management is in the process of assessing the impact of this new standard.

Additionally, a number of amendments and interpretations have been issued which are not expected to have a significant impact on the accounting policies and reporting.

2	Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries. We operate in four major market segments: Scientific, Technical & Medical, providing information and analytical solutions to help its customers advance science and improve healthcare outcomes; Risk & Business Analytics, providing solutions and decision tools that enable customers to evaluate and manage risk and develop market intelligence; Legal, providing information and analytics to professionals in legal, corporate, government and non-profit organisations; and Exhibitions, organising exhibitions and conferences.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	£
	Year ended 31 December
	2015 £m	2014 £m
Business segment
Scientific, Technical & Medical	2,070	2,048
Risk & Business Analytics	1,601	1,439
Legal	1,443	1,396
Exhibitions	857	890

Total	5,971	5,773

Geographical origin
North America	3,166	2,884
United Kingdom	996	1,013
The Netherlands	649	636
Rest of Europe	614	686
Rest of world	546	554

Total	5,971	5,773

Geographical market
North America	3,215	2,878
United Kingdom	461	455
The Netherlands	117	153
Rest of Europe	958	1,053
Rest of world	1,220	1,234

Total	5,971	5,773

RELX Group 2015 I Results 24

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Adjusted operating profit

	£
	Year ended 31 December
	2015 £m	2014 £m
Business segment
Scientific, Technical & Medical	760	762
Risk & Business Analytics	575	506
Legal	274	260
Exhibitions	217	217

Sub-total	1,826	1,745

Unallocated items	(4)	(6)

Total	1,822	1,739

3	Earnings per share

The shares of RELX PLC and RELX NV are regarded as two separate classes of share which together form the issued consolidated share capital of the Group. In calculating earnings per share of the Group, the earnings for each class of share are calculated on the basis that earnings are fully distributed. The Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the two classes of shares reflects this differential in dividend payments declared, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share. The UK government has announced that dividend tax credits will be abolished with effect from 6 April 2016, impacting dividends paid after this date. As a result of the abolition of this credit, from 2016 reporting earnings per share will be equal for each RELX PLC and RELX NV share.

Allocation of earnings

	£
	Year ended 31 December
	RELX PLC
	2015 £m	2014 £m
Allocation of distributed earnings	294	284
Allocation of undistributed earnings	224	206

Total net profit allocated to RELX PLC shares	518	490

	RELX NV
	2015 £m	2014 £m
Allocation of distributed earnings	291	281
Allocation of undistributed earnings	199	184

Total net profit allocated to RELX NV shares	490	465

	Total earnings
	2015 £m	2014 £m
Total net profit attributable to parent companies’ shareholders	1,008	955

RELX Group 2015 I Results 25

Notes to the condensed consolidated financial information

3	Earnings per share (continued)

Earnings per share

	Year ended 31 December
	2015		2014
	Weighted average number of shares (millions)	EPS pence	Weighted average number of shares (millions)	EPS pence
Basic earnings per share
RELX PLC	1,116.2	46.4p	1,140.2	43.0p
RELX NV	992.4	49.4p	1.014.2	45.8p

Diluted earnings per share
RELX PLC	1,125.9	46.0p	1,152.7	42.5p
RELX NV	1,001.6	48.9p	1,026.0	45.3p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares. Comparative share numbers have been adjusted retrospectively to reflect the bonus issue effective 30 June 2015, see note 8 on page 29.

	As at 31 December
	2015			2014
	Adjusted net profit attributable to parent companies shareholders	Weighted average number of shares (millions)	Adjusted EPS	Adjusted net profit attributable to parent companies shareholders	Weighted average number of shares (millions)	Adjusted EPS
Adjusted earnings per share for RELX PLC and RELX NV (pence)	1,275	2,108.6	60.5p	1,213	2,154.4	56.3p

A reconciliation of net profit to adjusted net profit is disclosed on page 30.

RELX Group 2015 I Results 26

Notes to the condensed consolidated financial information

4	Dividends

Ordinary dividends paid in the year

	2015 £m	2014 £m
RELX PLC	295	285
RELX NV	288	281

Total	583	566

Ordinary dividends declared and paid in the year, in amounts per ordinary share, comprise: a 2014 final dividend of 19.00p (2014: 17.95p) and a 2015 interim dividend of 7.4p (2014: 7.00p) giving a total of 26.4p (2014: 24.95p) for RELX PLC; and a 2014 final dividend of €0.285 (2014: €0.243) and a 2015 interim dividend of €0.115 (2014: €0.098) giving a total of €0.400 (2014: €0.341) for RELX NV.

The Directors of RELX PLC have proposed a final dividend of 22.3p (2014: 19.00p), giving a total for the financial year of 29.7p (2014: 26.00p). The Directors of RELX NV have proposed a final dividend of €0.288 (2014: €0.285), giving a total for the financial year of €0.403 (2014: €0.383). The total cost of funding the proposed final dividends is expected to be £453m, for which no liability has been recognised at the statement of financial position date. The RELX PLC and RELX NV final dividends as approved will be paid on 20 May 2016, with an ex-dividend date of 28 April 2016 and a record date of 29 April 2016.

RELX NV dividends per share have been adjusted retrospectively to reflect the bonus issue effective 30 June 2015.

Ordinary dividends paid and proposed relating to the financial year

	2015 £m	2014 £m
RELX PLC	329	293
RELX NV	289	286

Total	618	579

Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit received by certain RELX PLC shareholders. The UK government has announced that dividend tax credits will be abolished with effect from 6 April 2016, impacting dividends paid after this date.

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	£
	Year ended 31 December
	2015 £m	2014 £m
Profit before tax	1,312	1,229
Disposals and other non-operating items	11	11
Net finance costs	174	162

Operating profit	1,497	1,402

Share of results of joint ventures	(64)	(36)

Amortisation of acquired intangible assets	292	282
Amortisation of internally developed intangible assets	157	158
Depreciation of property, plant and equipment	71	79
Share based remuneration	34	32

Total non-cash items	554	551

Increase in working capital	(105)	(66)

Cash generated from operations	1,882	1,851

RELX Group 2015 I Results 27

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

	£
	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2015 £m	2014 £m
At start of year	276	(3,825)	(1)	(3,550)	(3,072)

(Decrease)/increase in cash and cash equivalents	(139)	—	—	(139)	142
(Increase)/decrease in borrowings	—	(29)	63	34	(511)

Changes in net borrowings resulting from cash flows	(139)	(29)	63	(105)	(369)

Borrowings in acquired businesses	—	—	—	—	(20)
Inception of finance leases	—	(12)	—	(12)	(3)
Fair value and other adjustments to borrowings and related derivatives	—	63	(59)	4	(7)
Exchange translation differences	(15)	(99)	(5)	(119)	(79)

At end of year	122	(3,902)	(2)	(3,782)	(3,550)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Borrowings by year of repayment

	£
	As at 31 December
	2015 £m	2014 £m
Within 1 year	624	676

Within 1 to 2 years	598	404
Within 2 to 3 years	325	616
Within 3 to 4 years	567	242
Within 4 to 5 years	428	553
After 5 years	1,360	1,334

After 1 year	3,278	3,149

Total	3,902	3,825

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2015 by a $2,000m (£1,357m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings is £4,293m (2014: £4,230m).

RELX Group 2015 I Results 28

Notes to the condensed consolidated financial information

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

	£ Year ended 31 December
	2015 £m	2014 £m
At start of period	(632)	(379)
Service cost	(67)	(63)
Net interest on net defined benefit obligation	(21)	(15)
Settlements and past service credits	61	15
Contributions by employer	118	76
Actuarial gains/(losses)	157	(266)

At end of period	(384)	(632)

The net pension deficit comprises:

	£ As at 31 December
	2015 £m	2014 £m
Fair value of scheme assets	3,660	4,345
Defined benefit obligations of funded schemes	(3,849)	(4,784)

Net deficit of funded schemes	(189)	(439)
Defined benefit obligations of unfunded schemes	(195)	(193)

Net deficit	(384)	(632)

In November 2015, the Netherlands pension scheme, together with all associated assets and liabilities, was transferred into an industry-wide collective scheme. This collective scheme is a defined contribution pension plan, with no deficit or surplus recognised on the balance sheet. The transfer of the scheme, and other smaller changes to the terms of the UK defined benefit pension plan, resulted in settlement and past service credits of £61m recognised within adjusted operating profit.

7	Provisions

Provisions principally relate to leasehold properties, including sub-lease shortfalls. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

	£ Year ended 31 December
	2015 £m	2014 £m
At start of period	123	133
Charged	13	—
Utilised	(20)	(16)
Exchange translation differences	5	6

At end of period	121	123

RELX Group 2015 I Results 29

Notes to the condensed consolidated financial information

8	Share capital

	Year ended 31 December
			2015	2014
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC Number of ordinary shares
At start of period	1,205.4	(77.7)	1,127.7	1,157.4
Issue of ordinary shares	2.0	—	2.0	3.4
Repurchase of ordinary shares*	—	(25.7)	(25.7)	(35.2)
Net release of shares by the Employee Benefit Trust	—	2.6	2.6	2.1
Cancellation of shares	(31.5)	31.5	—	—

At end of period	1,175.9	(69.3)	1,106.6	1,127.7

RELX NV Number of ordinary shares
At start of period	697.2	(46.7)	650.5	668.2
Issue of ordinary shares	1.9	—	1.9	3.0
Repurchase of ordinary shares*	—	(15.8)	(15.8)	(20.4)
Bonus issue	349.1	(1.9)	347.2	—
Net release/(purchase) of shares by the Employee Benefit Trust	—	1.5	1.5	(0.3)

At end of period	1,048.2	(62.9)	985.3	650.5

*	Adjusted to reflect the bonus issue as noted below, a total of 45.8m RELX PLC and RELX NV shares were repurchased in 2015.

On 30 June 2015, bonus shares were issued to existing RELX NV shareholders on the basis of 0.538 bonus shares for each RELX NV ordinary share held.

9	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of the Group in the years ended 31 December 2015 and 2014.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
Euro to sterling	1.38	1.24	1.36	1.29
US dollars to sterling	1.53	1.65	1.47	1.56

RELX Group 2015 I Results 30

Reconciliation of adjusted to GAAP performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS, as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. The measures may not be comparable to similarly reported measures by other companies.

A reconciliation of non-GAAP measures to relevant GAAP measures is as follows:

	£ Year ended 31 December
	2015 £m	2014 £m
Operating profit	1,497	1,402
Adjustments:
Amortisation of acquired intangible assets	296	286
Acquisition-related costs	35	30
Reclassification of tax in joint ventures	(6)	21

Adjusted operating profit	1,822	1,739

Profit before tax	1,312	1,229
Adjustments:
Amortisation of acquired intangible assets	296	286
Acquisition-related costs	35	30
Reclassification of tax in joint ventures	(6)	21
Net financing charge on defined benefit pension schemes	21	15
Disposals and other non-operating items	11	11

Adjusted profit before tax	1,669	1,592

Tax charge	(298)	(269)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	15	(6)
Tax on acquisition-related costs	(8)	(9)
Reclassification of tax in joint ventures	6	(21)
Tax on net financing charge on defined benefit pension schemes	(5)	(4)
Tax on disposals and other non-operating items	(13)	3
Other deferred tax credits from intangible assets*	(85)	(68)

Adjusted tax charge	(388)	(374)

Net profit attributable to parent companies’ shareholders	1,008	955
Adjustments (post tax):
Amortisation of acquired intangible assets	311	280
Acquisition-related costs	27	21
Net financing charge on defined benefit pension schemes	16	11
Disposals and other non-operating items	(2)	14
Other deferred tax credits from intangible assets*	(85)	(68)

Adjusted net profit attributable to parent companies’ shareholders	1,275	1,213

Cash generated from operations	1,882	1,851
Adjustments:
Dividends received from joint ventures	57	44
Purchases of property, plant and equipment	(65)	(67)
Expenditure on internally developed intangible assets	(242)	(203)
Payments in relation to acquisition-related costs/other	79	27
Proceeds from disposals of property, plant and equipment	1	10

Adjusted cash flow	1,712	1,662

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX Group 2015 I Results 31

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the condensed consolidated financial information.

Condensed consolidated income statement

	€
	Year ended 31 December
	2015 €m	2014 €m
Revenue	8,240	7,159
Operating profit	2,066	1,738
Profit before tax	1,811	1,523
Profit attributable to parent companies’ shareholders	1,391	1,184

Adjusted operating profit	2,514	2,156
Adjusted profit before tax	2,303	1,974
Adjusted profit attributable to parent companies’ shareholders	1,760	1,504

Basic earnings per share
RELX PLC	€0.640	€0.533
RELX NV	€0.682	€0.568

Adjusted earnings per share
RELX PLC	€0.835	€0.698
RELX NV	€0.835	€0.698

Condensed consolidated statement of cash flows

	€
	Year ended 31 December
	2015 €m	2014 €m
Net cash from operating activities	1,942	1,707
Net cash used in investing activities	(582)	(700)
Net cash used in financing activities	(1,552)	(831)

(Decrease)/increase in cash and cash equivalents	(192)	176

Adjusted cash flow	2,363	2,061

Condensed consolidated statement of financial position

	€
	As at 31 December
	2015 €m	2014 €m
Non-current assets	12,591	11,805
Current assets	2,600	2,497
Assets held for sale	21	—

Total assets	15,212	14,302

Current liabilities	5,680	5,077
Non-current liabilities	6,558	6,465
Liabilities associated with assets held for sale	12	3

Total liabilities	12,250	11,545

Net assets	2,962	2,757

RELX Group 2015 I Results 32

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	$
	Year ended 31 December
	2015 US$m	2014 US$m
Revenue	9,136	9,525
Operating profit	2,290	2,313
Profit before tax	2,007	2,028
Profit attributable to parent companies’ shareholders	1,542	1,576

Adjusted operating profit	2,788	2,869
Adjusted profit before tax	2,554	2,627
Adjusted profit attributable to parent companies’ shareholders	1,951	2,001

Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$0.710	$0.710
RELX NV (Each ADS comprises one ordinary share)	$0.756	$0.756
Adjusted earnings per American Depositary Share (ADS)
RELX PLC (Each ADS comprises one ordinary share)	$0.926	$0.929
RELX NV (Each ADS comprises one ordinary share)	$0.926	$0.929

Condensed consolidated statement of cash flows

	$
	Year ended 31 December
	2015 US$m	2014 US$m
Net cash from operating activities	2,153	2,272
Net cash used in investing activities	(646)	(932)
Net cash used in financing activities	(1,720)	(1,106)

(Decrease)/increase in cash and cash equivalents	(213)	234

Adjusted cash flow	2,619	2,742

Condensed consolidated statement of financial position

	$
	As at 31 December
	2015 US$m	2014 US$m
Non-current assets	13,609	14,276
Current assets	2,811	3,020
Assets held for sale	22	—

Total assets	16,442	17,296

Current liabilities	6,139	6,140
Non-current liabilities	7,088	7,819
Liabilities associated with assets held for sale	13	3

Total liabilities	13,240	13,962

Net assets	3,202	3,334

RELX Group 2015 I Results 33

Investor information

Contacts

Notes for Editors

About RELX Group

RELX Group is a world-leading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £25bn/€31bn/$35bn*.

*	Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

The Annual Reports and Financial Statements 2015 will be available on the RELX Group website at www.relx.com from 8 March 2016. Copies of the Annual Reports and Financial Statements 2015 are expected to be posted to shareholders in RELX PLC on 21 March 2016, and will be available to shareholders in RELX NV on request. Copies of the 2015 Results Announcement are available to the public on the RELX Group website and from the respective companies:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands